Putnam Investments
One Post Office Square
Boston, MA 02109
March 14, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-222933), filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2018 (the
“Registration Statement”), of Putnam Funds Trust, on behalf of its series, Putnam
Absolute Return 700 Fund (the “Surviving Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to representatives of Putnam Investment Management, LLC (“Putnam Management”) on behalf of the staff of the Commission (the “Commission Staff”) on February 28, 2018 and March 7, 2018 regarding the Registration Statement. The Registration Statement relates to the merger of Putnam Absolute Return 500 Fund (the “Target Fund”) with and into the Surviving Fund (the Target Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

General Comments

1. Comment: Please supplementally address whether the changes to the Surviving Fund that will occur at the time of merger (discussed in the third and fourth paragraphs of the “President’s Letter” to shareholders that precedes the N-14 Part A) would affect the Surviving Fund’s ability to rely on Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: When adopting Rule 17a-8, the Commission stated its view that approval by shareholders of a target fund would be required if the merger would result in a change that, in a context other than a merger, would require shareholder approval under the 1940 Act. These factors generally include increased distribution fees as a result of the merger, materially different advisory contracts, different trustees or materially different fundamental investment policies as between the target and surviving funds. As discussed in the Registration Statement, none of the factors requiring a shareholder vote are present in this merger, and the changes to the Surviving Fund that will occur at time of merger do not require shareholder approval and will not affect the ability to rely on Rule 17a-8. The Funds’ fundamental policies, Trustees, and distribution fees are identical. Furthermore, following the merger, the Surviving Fund’s amended management contract will have the same management fee structure as the management contract of the Target Fund.

2. Comment: Please supplementally address whether the Surviving Fund will seek shareholder approval for the amended management contract. In addition, please state whether the performance fee adjustment will remain in place following the merger, and, if the performance fee adjustment will remain, explain what the performance benchmark will be.

Response: Putnam Management is not seeking shareholder approval for the amended management contract, as the only change that the Surviving Fund will experience under the amended management contract is a reduction in its management fee under certain circumstances. The Surviving Fund will never pay higher management fees under the amended management contract. The amended management contract for the Surviving Fund, which will take effect at the time of the merger, provides that the Surviving Fund’s management fee structure will be identical to the current management fee structure of the Target Fund. As explained under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” the Target Fund pays a lower base management fee as a percentage of net assets than the Surviving Fund at every asset level. The amended management contract also provides for a reduction of the management fee for the Surviving Fund in any circumstance where the fee payable by the Surviving Fund under the amended management contract is higher than the management fee would have been under the Surviving Fund’s current fee schedule. The amended management contract provides that, under those circumstances, the Surviving Fund will pay Putnam Management the lower amount that would have been payable under the Surviving Fund’s current fee schedule. As a result of these management contract changes, the Surviving Fund may pay a lower management fee, but would never pay a higher management fee, under the amended management contract than it would have paid under the Surviving Fund’s current management contract. See Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993) (providing no-action relief with respect to an amendment to an advisory contract that reduced fees without shareholder approval).

In addition, as explained under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” there will be a performance adjustment under the amended management contract. The performance benchmark will be the annualized performance of the ICE BofAML U.S. Treasury Bill Index plus 500 basis points, which is identical to the performance benchmark for the Target Fund.

3. Comment: The disclosure under the question “Why did the Trustees approve the merger?” references the Surviving Fund’s current expense limitation agreement. Please clarify supplementally when the current expense limitation agreement will expire and whether the expense limitation agreement has been amended to reduce the Surviving Fund’s total expense ratio limitation to the current total expense ratio limitation for the Target Fund.

Response: As reflected in the Surviving Fund’s most recent annual update, the current expense limitation agreement will expire on April 30, 2019. The current expense limitation agreement will be amended to reduce the Surviving Fund’s total expense ratio limitation to the level of the Target Fund’s current total expense ratio limitation, effective upon completion of the merger.

4. Comment: The disclosure under the question “Why did the Trustees approve the merger?” notes that the Target Fund shareholders would be invested in a larger fund with a slightly higher total expense ratio following the merger. Please explain supplementally the reason for the total expense ratio increase if the Surviving Fund and Target Fund will have identical management fee arrangements.

Response: Following the merger, the Target Fund shareholders are expected to experience a slightly higher total expense ratio because of expected higher acquired fund fees and expenses for the Surviving Fund, which are excluded from the Funds’ expense limitations.

5. Comment: The disclosure under the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” compares the investment goals and investment strategies of the Target Fund and the Surviving Fund before the merger. Please consider adding a third column that shows the investment goals and investment strategies of the Surviving Fund following the merger.

Response: It is noted in the first paragraph under “How do the investment goals, strategies, policies and restrictions of the two funds compare?” that, while the Surviving Fund’s investment goal will be revised to seek positive total return, the Surviving Fund’s investment strategies will remain unchanged. We therefore decline to add an additional column, as that column would contain substantially identical disclosure to that in the current Surviving Fund column. However, we have bolded the language in the first paragraph that discusses the changes to the Surviving Fund for emphasis.

6. Comment: In the sub-section “Beta and alpha strategies” of  “What are the funds’ principal investment strategies and related risks?,” it is noted that “[u]nder normal market conditions, Putnam Management expects that investment leverage obtained as part of a fund’s beta strategy may result in a net notional investment exposure of up to 150% of net assets in the case of Putnam Absolute Return 500 Fund and up to 200% of net assets in the case of Putnam Absolute Return 700 Fund.” Please clarify what the expected investment leverage will be for the Surviving Fund following the merger.

Response: The requested change has been made.

7. Comment: In the sub-section “Investment Policies and Restrictions” of  “How do the investment goals, strategies, policies and restrictions of the two funds compare?,” please discuss the risk and return profile of the Surviving Fund following the merger.

Response: The sub-section “Investment Policies and Restrictions ” has been revised to state that the risk and return profile of the Surviving Fund following the merger is expected to be substantially identical to the risk and return profile of the Surviving Fund before the merger.

8. Comment: In the disclosure under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” please consider including the payback period for the merger costs for each Fund.

Response: The Fund respectfully declines to make a change in response to this comment. We note that Form N-14 does not require the inclusion of the payback period for merger costs.

9. Comment: For clarity, please consider using a chart or bulleted format to convey any fee structure changes in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?”

Response: A chart has been added to compare the benchmarks, hurdles and maximum performance adjustment rates of the Target Fund and Surviving Fund before and after the merger.

10. Comment: In the fourth paragraph of the disclosure under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” please disclose that the Surviving Fund’s current expense limitation agreement will be amended to reduce the Fund’s total expense ratio limitation. Please also disclose how long the agreement will remain in effect.

Response: The requested changes have been made.

11. Comment: In the disclosure under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” please add a page number to the internal cross-reference to “Information about the Merger—Fees and Expenses.”

Response: The requested change has been made.

12. Comment: In the disclosure under the question “What are the costs associated with the merger?,” please explain whether the Funds are expected to incur repositioning costs in connection with the merger and, if so, note the expected costs.

Response: The requested change has been made.

13. Comment: In Section II (“Risk Factors”), please discuss the risk and return profile of the Surviving Fund following the merger.

Response: Section II has been revised to state that the risk and return profile of the Surviving Fund following the merger is expected to be substantially identical to the risk and return profile of the Surviving Fund before the merger.

14. Comment: In the sub-section “Beta and alpha strategies” under the section “What are the funds’ principal investment strategies and related risks?,” please clarify that the Surviving Fund following the merger will have same investment leverage characteristics as the Surviving Fund before the merger.

Response: The requested change has been made.

15. Comment: In the section “Trustees’ Considerations Relating to the Merger,” if applicable, please disclose any adverse factors with respect to the merger that were reviewed and considered by the Board.

Response: The Fund believes that the description of the Board’s considerations under the heading “Trustees’ Considerations Relating to the Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

16. Comment: Please explain supplementally whether there will continue to be a performance adjustment following the merger.

Response: As noted above and disclosed in the Registration Statement, we confirm that there will continue to be a performance adjustment under the Surviving Fund’s amended management contract following the merger.

17. Comment: Under the heading “Fund-specific expense limitation” of the section “CHARGES AND EXPENSES” in the N-14 Part B, please discuss the terms of the amended expense limitation agreement that will take effect immediately following the merger, including its date of expiration.

Response: Disclosure has been added to reflect that, effective immediately following the merger, Putnam Management has contractually agreed to waive fees and/or reimburse expenses of the Surviving Fund through at least April 30, 2019 to the extent that the total annual operating expenses of the fund (before any applicable performance-based upward or downward adjustment to the fund’s base management fee and excluding payments under the fund’s distribution plans, brokerage, interest, taxes, investor servicing fees, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses) would exceed an annual rate of 0.77%, respectively, of the fund’s average net assets.

18. Comment: Under the heading “Bank Loans” of the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS” in Appendix B of the N-14 Part B, please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Fund may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans. Please also note that these investments may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made.

Accounting Comments

19. Comment: The disclosure under the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” compares the investment goals and investment strategies of the Target Fund and the Surviving Fund before the merger. Please consider adding a third column that shows the investment goals and investment strategies of the Surviving Fund following the merger.

Response: It is noted in the first paragraph under “How do the investment goals, strategies, policies and restrictions of the two funds compare?” that, while the Surviving Fund’s investment goal will be revised to seek positive total return, the Surviving Fund’s investment strategies will remain unchanged. We therefore decline to add an additional column, as that column would contain substantially identical disclosure to that in the current Surviving Fund column. However, we have bolded the language in the first paragraph that discusses the changes to the Surviving Fund for emphasis.

20. Comment: Please explain supplementally the management fee structure of the Surviving Fund following the Merger.

Response: As explained under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?,” the Trustees have approved an amended management contract for the Surviving Fund, which will take effect at the time of the merger and which provides that the Surviving Fund’s management fee structure will be identical to the current management fee structure of the Target Fund. At every asset level, the Target Fund pays a lower base management fee as a percentage of net assets than the Surviving Fund. In addition, the Surviving Fund’s performance benchmark will be changed from the ICE BofAML U.S. Treasury Bill Index plus 700 basis points to the ICE BofAML U.S. Treasury Bill Index plus 500 basis points. The maximum annualized performance adjustment rate will be reduced from 0.28% to 0.20%.

The amended management contract also provides for a reduction of the management fee for the Surviving Fund in any circumstance where the fee payable by the Surviving Fund under the amended management contract is higher than the management fee would have been under the Surviving Fund’s current fee schedule. Under those circumstances, Putnam Management has agreed to reduce its management fee to reflect the lower amount that would have been payable under the Surviving Fund’s current fee schedule. As a result of these management contract changes, the Surviving Fund may pay a lower management fee, but would never pay a higher management fee, under the amended management contract than it would have paid under its current management contract.

21. Comment: Please supplementally provide the analysis for Putnam Management’s determination that the Fund is the appropriate accounting and performance survivor of the merger.

Response: Based on the analysis described below, Putnam Management believes that the Surviving Fund qualifies under the relevant Commission Staff accounting guidance as the “accounting survivor.” Furthermore, based on the position of the Commission Staff that, generally, the survivor of a merger for accounting purposes will be the fund whose historical performance may be used by the combined fund (see North American Security Trust, SEC No-Action Letter, pub. avail., August 5, 1994) (“NAST Letter”), Putnam Management believes that the Surviving Fund should be the “performance survivor.” Putnam Management consulted with PricewaterhouseCoopers LLP (the independent auditor to both Funds) when conducting its accounting and performance survivor analysis.

In order to determine the proper surviving entity for accounting purposes, Putnam Management applied the general criteria that are outlined in Section 8.44 of the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”). The AIPCA Guide criteria are also referenced in the NAST Letter and include: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios and asset size. A discussion of each factor and its applicability to the merger of the Target Fund with and into the Surviving Fund follows below.

Portfolio management: The combined fund will be managed by the portfolio management team of James Fetch, Robert Schoen, and Jason Vaillancourt, who are the portfolio managers of the Surviving Fund. The combined fund will be managed going forward in accordance with the portfolio management team’s historical investment approach for the Surviving Fund (including the Surviving Fund’s risk and return profile).

Portfolio composition: The portfolio management team of the combined fund will manage the combined fund in accordance with the same investment approach it has used to manage the Surviving Fund historically. The portfolio composition of the Surviving Fund following the merger will be substantially similar to its portfolio composition before the merger.

Investment objectives, policies and restrictions: The Funds have identical investment policies and investment restrictions, and the combined fund will continue to operate under the same investment policies and investment restrictions. The Target Fund seeks to earn a positive total return that exceeds the return on U.S. Treasury bills by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions. The Surviving Fund has a similar investment goal, except that it seeks to exceed the return on U.S. Treasury bills by 700 basis points (or 7.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions. At the time of the merger, the Surviving Fund will change its investment goal to seek positive total return.

Expense structures and expense ratios: As noted above, at the time of the merger, an amended management contract for the Surviving Fund will go into effect and will provide that the Surviving Fund’s management fee structure will be identical to the current management fee structure of the Target Fund. The amended management contract also provides for a reduction of the management fee for the Surviving Fund in any circumstance where the fee payable by the Surviving Fund under the amended management contract is higher than the management fee would have been under the Surviving Fund’s current fee schedule. In addition, the Surviving Fund’s current expense limitation agreement will be amended to reduce its total expense ratio limitation to the current total expense ratio limitation for the Target Fund.

Asset size: The Surviving Fund has higher assets under management than the Target Fund. The Target Fund had net assets of $931.9 million as of December 31, 2017, while the Surviving Fund had net assets of $1.195 billion as of December 31, 2017.

The above analysis indicates that, in totality, the factors from the AICPA Guide and NAST Letter support a position that the combined fund will more closely resemble the Surviving Fund than the Target Fund, and, therefore, Putnam Management believes that the Surviving Fund is the appropriate accounting survivor. As provided in the NAST Letter, the performance survivor is typically the accounting survivor, and Putnam Management believes that should be the case with the proposed merger.

22. Comment: Please explain supplementally whether the Funds are expected to incur repositioning costs in connection with the merger and, if so, note the expected costs.

Response: Putnam Management anticipates no portfolio repositioning or associated costs in connection with the merger.

23. Comment: The name “Putnam Absolute Return 700 Fund” is used in connection with pro forma figures. Please consider whether the Surviving Fund’s name following the merger, Putnam Multi-Asset Absolute Return Fund, should be used instead.

Response: We respectfully decline to make this change, as throughout the Registration Statement, the Surviving Fund’s current name is used and, therefore, we believe that using the expected name of the Surviving Fund following the merger could be confusing to shareholders.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments